Exhibit 99.1

Top Ships Inc. announces corporate development

ATHENS, Greece – November 23, 2016 – TOP Ships Inc. (Nasdaq: TOPS), an international ship-owning company (the "Company"), announced today that it has entered into a definitive securities purchase agreement with an institutional investor to raise approximately $3 million in a private placement of 3,160 Series B Convertible Preferred Shares, which are convertible into common shares of the Company (with the number of common shares issuable subject to adjustment as described therein).  The Company closed on the initial portion of 1,579 Series B Convertible Preferred Shares on November 22, 2016 for total gross proceeds of approximately $1.5 million.
The Company's common shares are listed on the Nasdaq Capital Market under the symbol "TOPS."  Currently, the Company has 5,680,241 common shares issued and outstanding.  The Series B Convertible Preferred Shares will not be listed on any national securities exchange and have no established public trading market and the Company does not expect a market to develop for the Series B Convertible Preferred Shares.
The conversion of the Series B Convertible Preferred Shares may result in an adjustment of the exercise price of the Company's outstanding warrants which were issued on June 11, 2014.
The securities to be sold in the private placement will not be registered under the Securities Act of 1933, as amended, or state securities laws as of the time of issuance and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the "SEC") or an applicable exemption from such registration requirements.  The Company has agreed to file one or more registration statements with the SEC registering the common shares issuable upon conversion of the Series B Convertible Preferred Shares.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.
About TOP Ships Inc.
TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
Contacts:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
1, Vassilissis Sofias Str. &
Meg. Alexandrou Str.
151 24, Maroussi, Greece
Tel: +30 210 812 8180
Email: atsirikos@topships.org